600 Travis, Suite 4200
Houston, Texas 77002
713.220.4200 Phone
713.220.4285 Fax
andrewskurth.com

David Buck
713.220.4401 Phone
713.238.7126 Fax
dbuck@andrewskurth.com

January 15, 2010

BY EDGAR SUBMISSION AND FAX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C.  20549-7010
Attn: Parker Morrill

Re:                               Mesa Royalty Trust
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on September 16, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed on September 30, 2009

Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed on October 9, 2009

Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed on November 9, 2009
File No. 001-07884

Dear Mr. Morrill:

On behalf of The Bank of New York Trust Company, N.A., as Trustee of the Mesa Royalty Trust, we are responding to your comment letter dated December 31, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Controls and Procedures, page 34

1.             We note your disclosure that the officer acting on behalf of the Trustee concluded that your disclosure controls and procedures were effective as of December 31, 2008.  Given that you did not timely file your annual report for the fiscal year ended December 31, 2007, the quarterly reports for the quarters ended March 31, June 30 and September 30, 2008, or your annual report for the fiscal year ended December 31, 2008, please advise us how the officer acting on behalf of the Trustee considered such late filings in his evaluation of your disclosure controls and procedures.

Austin     Beijing     Dallas      Houston      London        New York     The Woodlands     Washington, DC

RESPONSE:  The officer acting on behalf of Trustee considered its necessary reliance on the working interest owners for information regarding the royalty properties in considering its inability to timely file the annual report for the fiscal year ended December 31, 2007, the quarterly reports for the quarters ended March 31, June 30 and September 30, 2008, or the annual report for the fiscal year ended December 31, 2008. As disclosed historically in the Trust’s periodic reports, the working interest owners control (i) historical operating data, including production volumes, marketing of products, operating and capital expenditures, environmental and other liabilities, effects of regulatory changes and the number of producing wells and acreage, (ii) plans for future operating and capital expenditures, (iii) geological data relating to reserves, as well as related projections regarding production, operating expenses and capital expenses used in connection with the preparation of the reserve report, (iv) forward-looking information relating to production and drilling plans and (v) information regarding the Royalty Properties responsive to litigation claims. While the Trustee requests material information for use in periodic reports as part of its disclosure controls and procedures, the Trustee does not control this information and relies entirely on the working interest owners to provide accurate and timely information when requested for use in the Trust’s periodic reports.

Under the terms of the Trust Indenture, the Trustee is entitled to rely, and in fact relies, on certain experts in good faith. This reliance includes the use of an independent petroleum engineering consultant to prepare estimates of net proved reserves attributable to the Trust. This independent petroleum engineering consultant in turn relies on information provided to it by the working interest owners. The Trustee’s reliance on experts and limited access to information may be viewed as a weakness as compared to the management and oversight of entity forms other than trusts and, as a result, discloses this risk in Item 1A. Risk Factors in its Annual Report on Form 10-K.

The annual report for the fiscal year ended December 31, 2007, the quarterly reports for the quarters ended March 31, June 30 and September 30, 2008, and the annual report for the fiscal year ended December 31, 2008 were not filed timely due to a delay in the completion of reserve information for the year ended December 31, 2007 (the “2007 10-K”) by the Trust’s independent reserve engineer, DeGolyer &  MacNaughton (“D&M”), for certain non-operated properties in which the Trust has an ownership interest. Historically, ConocoPhillips and the other working interest owners provided reserve reports related to the Trust’s royalty interests and the Trustee then used such information to prepare periodic reports required under the Securities Exchange Act of 1934.  In the course of preparing the 2007 10-K, ConocoPhillips informed the Trustee that it would not be providing such a reserve report.  As a result, the Trust hired D&M to prepare independently the reserve report.  D&M had difficulty obtaining the necessary information from ConocoPhillips, and consequently, the 2007 and 2008 filings were delayed.

The Trustee has no way to verify that the internal control over financial reporting and disclosure controls and procedures of the working interest owners are adequate for the Trust’s purposes, and the Trustee encountered issues with information subject to those controls when preparing the Trust’s Annual Report on Form 10-K for the year ended December 31, 2008.

Considering all the relevant factors together in assessing the Trust’s disclosure controls and procedures, the officer acting on behalf of the Trustee concluded that the Trust’s disclosure controls and procedures (which conclusion makes no statement regarding those of any working interest owner) were effective as of December 31, 2008.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Controls and Procedures

2.             We note that in your quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2009, you state that the officer acting on behalf of the Trustee concluded that the Trust’s disclosure controls and procedures were effective with respect to information by the Trustee and its employees but not effective with respect to information required to be communicated by all of the working interest owners.  Please revise your disclosure to clarify whether your disclosure controls and procedures were effective as of the end of the relevant period.  See Item 307 of Regulation S-K, and Regulation S-K Compliance and Disclosure Interpretation Question 214.02, available at www.sec.gov.  In addition, if your disclosure controls and procedures were not effective, please expand your disclosure to discuss how the disclosure controls and procedures were not effective and what steps, if any, are being taken to establish effective controls and procedures.  Please provide a sample of your proposed revised disclosure.

RESPONSE:  The officer acting on behalf of Trustee concluded that the Trust’s disclosure controls and procedures were effective with respect to information within the control of the Trustee and its employees but not effective with respect to information required to be communicated by all of the working interest owners (including the year-end 2008 information noted above necessary to prepare subsequent financial statements) in the Trust’s quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2009 due to the Trust’s inability to control the timeliness or quality of the information provided by the working interest owners as described above.  As noted, the Trust’s disclosure controls and procedures were effective, but the further disclosure clarifies that information outside the Trust’s control is not considered part of the Trust’s disclosure controls and procedures and its accurate and timely receipt by the Trustee was not effective for these periods.

The Trustee intends to implement procedures to strengthen the Trust’s disclosure controls and procedures, including, but not limited to, distributing to the working interest owners requests for more specific information to be used by the Trustee or experts on which the Trustee relies and timelines for submitting such information.  However, the Trustee cannot ensure that the working interest owners will comply with such requests, or that such information will not require further verification or be subject to further review by the Trustee or experts on which the Trustee relies.  The Trustee has disclosed this risk associated with the Trustee’s limited access to information in its Annual Report on Form 10-K under Item 1A. Risk Factors.

In connection with the foregoing response to your comments, the Trustee acknowledges that:

•      the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

/s/ David C. Buck

David C. Buck

cc:           Mike Ulrich, The Bank of New York Trust Company, N.A.

Jeff Urban, KPMG